UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2021 RESULTS1,2

Santiago, Chile, February 23, 2022 – CCU announced today its consolidated financial and operating results for the fourth quarter 2021, which ended December 31, 2021.

•	Consolidated Volumes increased 5.3%. Volume variation per Operating segment was as follows:
o	Chile 9.5%
o	International Business (2.2)%
o	Wine 0.1%
•	Net sales were up 37.1%
•	EBITDA reached CLP 155,402 million, a 22.8% increase. EBITDA variation per Operating segment was as follows:
o	Chile (6.2)%
o	International Business 151.5%
o	Wine 33.3%
•	Net income reached a gain of CLP 73,643 million, a 33.8% increase
•	Earnings per share reached CLP 199.3 per share

Key figures	4Q21	4Q20	Total Change %		YTD21	YTD20	Total Change %
(In ThHL or CLP million unless stated otherwise)			21/20	21/19			21/20	21/19
Volumes	10,685	10,148	5.3	16.4	34,698	30,693	13.0	15.5
Net sales	822,349	599,629	37.1	42.3	2,484,712	1,857,594	33.8	36.3
Gross profit	390,775	295,318	32.3	29.6	1,193,152	873,558	36.6	30.5
EBIT	114,998	99,356	15.7	24.6	320,881	186,591	72.0	39.0
EBITDA	155,402	126,535	22.8	29.8	444,998	296,405	50.1	32.5
Net income	73,643	55,043	33.8	34.0	199,163	96,152	107.1	53.0
Earnings per share (CLP)	199.3	149.0	33.8	34.0	539.0	260.2	107.1	53.0

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 4Q21 compared to 4Q20, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

In 2021, CCU continued operating under a regional plan in the context of the pandemic, focusing on three priorities: the safety of our people, operation continuity and financial health. In terms of our performance, we posted a positive year by gaining business scale and exceeding pre-pandemic results (2019), in spite of significant cost pressure in raw materials. As a fact, in terms of volumes we reached 34.7 million hectoliters, growing 13.0% versus 2020 (15.5% vs 2019), explained by higher consumption, the recovery of consumer occasions, and a solid sales execution. In terms of financial results, we posted an EBITDA of CLP 444,998 million, a 50.1% increase versus last year (32.5% vs 2019), while EBITDA margin grew from 16.0% to 17.9% (18.4% in 2019). The latter was driven by higher volumes, the implementation of revenue management initiatives, the premiumization of our portfolio, and efficiencies from the ExCCelencia CCU program, as our MSD&A expenses over Net sales improved by 244 bps, from 37.9% to 35.5% (38.7% in 2019). In terms of Net income, we recorded CLP 199,163 million, expanding 107.1% versus 2020 figures (53.0% vs 2019). As for financial health, we ended 2021 with CLP 265,568 million in cash and CLP 594,858 million in financial debt, reaching a Net financial debt of CLP 329,289 million (0.74x EBITDA), after having paid a non-recurrent dividend of CLP 165,168 million in December 2021. In addition, to ensure liquidity, in January 2022 we issued a USD 600 million ten-year bond in the international market under Rule 144A and Regulation S of the US Security Act of 1933, for general corporate purposes, with a yield to maturity of 3.365% (spread of 165 bps).

Regarding the fourth quarter of 2021, CCU continued delivering growth in volumes and financial results. Our revenues expanded 37.1%, due to a 5.3% growth in volumes and 30.3% higher average prices in CLP. The expansion in volumes was explained by higher consumption, our solid brand equity, and excellence in sales execution. The better prices in CLP were mainly due to positive mix effects, revenue management initiatives, and favorable effects related with hyperinflation accounting in Argentina. These better average prices, along with higher volumes, and efficiencies from the ExCCelencia CCU program, helped to offset two main negative external effects: (i) higher cost in raw materials, in line with the upward trend of commodity prices during the year, and (ii) the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partially compensated with export revenues. As a consequence, EBITDA jumped 22.8%, reaching CLP 155,402 million, and EBITDA margin contracted 220 bps, from 21.1% to 18.9%. In all, Net income totalized a gain of CLP 73,643 million, versus CLP 55,043 million recorded last year.

In the Chile Operating segment, our top line expanded 17.0%, due to 9.5% growth in volumes and 6.9% higher average prices. Volumes continued with a solid trend in the quarter driven by a positive consumer environment. The higher prices were associated with positive mix effects, mainly based on a solid momentum of premium beer brands, and the implementation of revenue management initiatives. Nonetheless, these efforts have not been enough to compensate high pressure in raw materials and the devaluation of the CLP against the USD. As a consequence, Gross profit expanded 2.9%, although Gross margin decreased 614 bps, from 51.2% to 45.0%. It is important to mention that it takes time to compensate for an impact of such magnitude in terms of raw materials, inflation and devaluation, and we expect to gradually do so by implementing revenue management initiatives and efficiencies. MSD&A expenses grew 13.1%, consistent with the higher volumes, nonetheless, we continued delivering efficiencies, as MSD&A expenses over Net sales improved 106 bps. In all, EBITDA reached CLP 95,101 million, decreasing 6.2%, and EBITDA margin decreased 480 bps, from 24.2% to 19.4%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 112.6% rise, as a result of an increase of 117.3% in average prices in CLP, while volumes dropped 2.2%, the latter mainly associated with a high comparison base. The better average prices in CLP were explained by revenue management initiatives, positive mix effects, and a favorable effect in Argentina as prices increased in line with inflation while devaluation was significantly lower than inflation level. This allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD, higher cost in raw materials, and inflation. Consequently, Gross profit more than doubled versus last year, and Gross margin grew from 48.4% to 53.4%. MSD&A expenses as a percentage of Net sales improved by 6 bps due to efficiencies, compensating higher inflation. Altogether, EBITDA reached CLP 59,438 million, versus a gain of CLP 23,635 million last year, and EBITDA margin reached 21.8%, improving 338 bps versus last year.

In the Wine Operating segment, revenues were up 19.1%, explained by a 18.9% growth in average prices, while volumes were practically flat, growing 0.1%. The higher prices in CLP were mainly explained by a better mix in the Chile and Argentine domestic market, and the depreciation of the CLP versus the USD, positively impacting export revenues. In terms of volumes, the Chile domestic market grew mid-single digits while exports from Chile expanded low-single digits during the quarter, being compensated by a decrease in the Argentine domestic market, the latter mainly due to glass bottle supply disruption. Gross profit expanded 22.2% and Gross margin improved 100 bps. MSD&A expenses as a percentage of Net sales improved by 28 bps, thanks to efficiencies. In all, EBITDA reached CLP 11,298 million, a 33.3% rise, while EBITDA margin grew from 14.5% to 16.2%.

In Colombia, where we have a joint venture with Postobón, during 2021 we surpassed 2 million hectoliters in volumes growing 37.8%, and gaining market share. As a consequence, during the year we improved our financial results by posting for the first time a full-year positive EBITDA. Regarding the fourth quarter, volumes jumped over 40%, mainly driven by our mainstream beer brand Andina, but also by a solid performance of premium brands such as Heineken.

In 2021, we posted a positive year in the development of our strategy, by expanding business scale/market share and exceeding pre-pandemic results, in spite of a challenging and inflationary scenario. For 2022, we will continue to reinforce our three priorities during the pandemic: the safety of our people, operation continuity and financial health, as well as concentrate our efforts in strengthening our portfolio of brands, gaining business scale and implementing revenue management initiatives and efficiencies, in a scenario of higher cost of raw materials, exchange rates headwinds and inflation.

Finally, I would like to thank all CCU employees, as for their effort and dedication we have been able to overcome a particularly challenging period in the last two years due to the pandemic. We need to continue taking care of each other and work united, to create experiences for sharing together a better life.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)
•	Net sales were up 37.1%, explained by 5.3% increase in consolidated volumes and 30.3% higher average prices in CLP. Volumes continued with a positive trend in the quarter driven by a favorable consumer environment, our solid brand equity, and excellence in sales execution. In terms of Operating segments volume growth was as follows: a 9.5% expansion in the Chile Operating segment; a 0.1% increase in the Wine Operating segment; and a 2.2% contraction in the International Business Operating segment. The higher average prices in CLP were explained by: (i) a 6.9% growth in the Chile Operating segment, due to positive mix effect, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 117.3% in the International Business Operating segment, explained by revenue management initiatives, as well as prices increased in line with inflation while devaluation was significantly lower than inflation level, and positive mix effects, and (iii) a 18.9% increase in the Wine Operating segment, mainly explained by a better mix in the Chile and Argentine domestic market, and the depreciation of the CLP versus the USD, positively impacting export revenues.
•	Cost of sales was up 41.8%, explained by 5.3% higher volumes and a 34.7% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 20.3% growth in Cost of sales per hectoliter, driven by higher costs in raw materials, mainly aluminum, PET and sugar, the devaluation of the CLP against the USD, and higher manufacturing costs, the latter mainly due to a one-time negative effect from a fixed asset write-off by CLP 6,024 million. In the International Business Operating segment, the Cost of sales per hectoliter expanded 96.2% in CLP, mostly explained by higher USD-linked costs, largely due to the 22.1%[3] devaluation of the ARS against the USD, a higher cost in raw materials, mainly aluminum, and higher inflation. In the Wine Operating segment, the Cost of sales per hectoliter grew 17.0%, mostly reflecting mix effects from a solid growth in premium wine brands, and higher manufacturing costs.
•	Gross profit reached CLP 390,775 million, a 32.3% expansion and Gross margin dropped 173 bps, from 49.3% to 47.5%, as a consequence of the effects described above.
•	MSD&A expenses were up 38.9%, and as percentage of Net sales MSD&A increased 43 bps. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 13.1%, and as a percentage of Net sales decreased 106 bps. In the International Business Operating segment MSD&A expenses in CLP were up 112.2%, and as a percentage of Net sales decreased 6 bps. In the Wine Operating segment, MSD&A expenses grew 18.0%, and as a percentage of Net sales dropped 28 bps.
•	EBIT reached CLP 114,998 million, an increase of 15.7%, mainly due to the expansion in volumes, a better average prices in CLP, and efficiency gains from the ExCCelencia CCU program being partially compensated by higher cost in raw materials, the depreciation of our main local currencies against the USD, impacting negatively our USD denominated costs, partly compensated with export revenues, and a one-time negative effect from a fixed asset write-off by
CLP 6,024 million in the Chile Operating segment.
•	EBITDA was up 22.8%, driven by a 151.5% rise in the International Business Operating segment and a 33.3% increase in the Wine Operating segment, while the Chile Operating segment dropped 6.2%. In addition, EBITDA margin contracted 220 bps, from 21.1% to 18.9%.
•	Non-operating result totalized a loss of CLP 4,433 million, which compares with a negative result of CLP 22,416 million last year. The lower loss was explained by: (i) a better result in other gains/(losses) by CLP 14,757 million, mostly explained by forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and a non-recurrent negative effect by CLP 6,029 million in 2020, associated with both, an impairment loss related to Bolivia and properties impairment losses, (ii) a better result in Equity and income of JVs and associated by CLP 4,291 million, due to a better financial result in Colombia and Austral in Chile, and (iii) a better result in Results as per adjustment units by CLP 759 million. These effects were partially compensated by: (i) a higher loss of CLP 1,028 million in Foreign currency exchange differences, and (ii) a higher loss by CLP 795 million in Net financial expenses.
•	Income taxes reached CLP 30,268 million, versus CLP 15,436 million last year. The higher taxes, were largely explained by the increase in taxable income, and higher taxes resulting from our foreign currency denominated assets, as a consequence of the appreciation of the USD against the CLP during the quarter.
•	Net income reached a gain of CLP 73,643 million, versus CLP 55,043 million, explained by the reasons described above.

3 The ARS currency variation against the USD considers 2021 end of period (eop) compared to 2020 eop.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR 2021 (Exhibit 2 & 4)
•	Net sales were up 33.8%, explained by 13.0% increase in consolidated volumes and 18.3% higher average prices in CLP. The expansion in volumes was driven by a 16.7% growth in the Chile Operating segment, 7.3% increase in the International Business Operating segment, and 2.9% rise in the Wine Operating segment. The positive dynamism in volumes during 2021 was a result of a recovery in consumption, a solid commercial execution and the strength of our portfolio of brands. The higher average prices in CLP were explained by: (i) a 8.8% growth in the Chile Operating segment, due to positive mix effects, mainly based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) an expansion of 56.9% in the International Business Operating segment, explained by revenue management initiatives, as well as prices increased in line with inflation while devaluation was significantly lower than inflation level, and positive mix effects, and (iii) a 8.1% increase in the Wine Operating segment, mainly as a consequence of a better mix, which more than offset the appreciation of the CLP against the USD and its negative impact on export revenues.
•	Cost of sales was up 31.3%, explained by 13.0% higher volumes and 16.1% increase in Cost of sales per hectoliter. The Chile Operating segment reported a 11.0% growth in Cost of sales per hectoliter, driven by higher costs in raw materials, mainly aluminum, PET and sugar, and mix effects, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter increased 38.4% in CLP, mostly explained by higher USD-linked costs, largely due to the 22.1%[3] devaluation of the ARS against the USD, a higher cost in raw materials, mainly aluminum, and higher inflation. In the Wine Operating segment, the Cost of sales per hectoliter grew 11.1%, mostly reflecting a higher cost of wine, mix effects and higher manufacturing costs.
•	Gross profit reached CLP 1,193,152 million, a 36.6% expansion. Gross margin grew 99 bps, from 47.0% to 48.0%, as a consequence of the effects described above.
•	MSD&A expenses were up 25.2%, explained by a higher volume, a normalization of marketing activities and higher inflation. Although, as percentage of Net sales MSD&A dropped 244 bps, due to cost control initiatives through the ExCCelencia CCU program in all our Operating segments. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 14.3%, and as a percentage of Net sales decreased 358 bps. In the International Business Operating segment MSD&A expenses in CLP were up 52.2%, and as a percentage of Net sales decreased 450 bps. In the Wine Operating segment, MSD&A expenses grew 6.6%, and as a percentage of Net sales dropped 115 bps.
•	EBIT reached CLP 320,881 million, an expansion of 72.0%, mainly due to the rise in volumes, a higher Gross margin and efficiencies from the ExCCelencia CCU program.
•	EBITDA reached CLP 444,998 million, a 50.1% increase, driven by a 36.7% rise in the Chile Operating segment, a 275.4% jump in the International Business Operating segment, and a 6.0% increase in the Wine Operating segment. In addition, EBITDA margin grew 195 bps, from 16.0% to 17.9%.
•	Non-operating result totalized a loss of CLP 19,200 million versus a negative result of CLP 42,988 million last year. The lower loss was explained by: (i) a better result in other gains/(losses) by CLP 21,001 million, mostly explained by forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and a non-recurrent negative effect by CLP 6,029 million in 2020, associated with both, an impairment loss related to Bolivia and properties impairment losses, (ii) a lower loss in Equity and income of JVs and associated by CLP 8,663 million, due to a better financial result in Colombia and Austral in Chile, (iii) a better result in Net financial expenses by CLP 3,866 million, due to higher Cash and cash equivalents, and (iv) a better result of CLP 2,958 million in Results as per adjustment units. These effects were partially compensated by a lower result of CLP 12,701 million in Foreign currency exchange differences.
•	Income taxes reached CLP 82,630 million, a 133.4% increase, mostly explained by a higher taxable income.
•	Net income reached a gain of CLP 199,163 million, a 107.1% increase, explained by the reasons described above.

PRESS RELEASE
HIGHLIGHTS OPERATING SEGMENTS FOURTH QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 17.0%, due to 9.5% growth in volumes and 6.9% higher average prices. Volumes continued with a solid trend in the quarter driven by a positive consumer environment. The higher prices were associated with positive mix effects, mainly based on a solid momentum of premium beer brands, and the implementation of revenue management initiatives. Nonetheless, these efforts have not been enough to compensate high pressure in raw materials and the devaluation of the CLP against the USD. As a consequence, Gross profit expanded 2.9%, although Gross margin decreased 614 bps, from 51.2% to 45.0%. It is important to mention that it takes time to compensate for an impact of such magnitude in terms of raw materials, inflation and devaluation, and we expect to gradually do so by implementing revenue management initiatives and efficiencies. MSD&A expenses grew 13.1%, consistent with the higher volumes, nonetheless, we continued delivering efficiencies, as MSD&A expenses over Net sales improved 106 bps. In all, EBITDA reached CLP 95,101 million, decreasing 6.2%, and EBITDA margin decreased 480 bps, from 24.2% to 19.4%.

In Chile, we started the operation of our new non-alcoholic plant in Renca, which is a model in terms of environmental care standards. The production of this plant has zero industrial waste to landfills, uses 100% recyclable packaging, and incorporates efficient technology that allows low water consumption. In addition, it uses electricity generated from 100% renewable sources and has a low level of greenhouse gas emissions. Also, through our brand Bilz y Pap, we organized, one more time, the largest recycling activity in Chile, congregating more than one-hundred thousand families across the country recycling PET bottles to help both the environment, and Teletón (the annual Chilean charity for disabled people). Finally, our subsidiary, Compañía Pisquera de Chile (CPCh), obtained the first place in the Most Innovative Companies ranking in the spirits category.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 112.6% rise, as a result of an increase of 117.3% in average prices in CLP, while volumes dropped 2.2%, the latter mainly associated with a high comparison base. The better average prices in CLP were explained by revenue management initiatives, positive mix effects, and a favorable effect in Argentina as prices increased in line with inflation while devaluation was significantly lower than inflation level. This allowed us to compensate higher USD-denominated costs from the depreciation of the ARS against the USD, higher cost in raw materials, and inflation. Consequently, Gross profit more than doubled versus last year, and Gross margin grew from 48.4% to 53.4%. MSD&A expenses as a percentage of Net sales improved by 6 bps due to efficiencies, compensating higher inflation. Altogether, EBITDA reached CLP 59,438 million, versus a gain of CLP 23,635 million last year, and EBITDA margin reached 21.8%, improving 338 bps versus last year.

In Paraguay, we launched Heineken 0.0, in order to get ahead of the global trend of non-alcoholic beer consumption. In Uruguay, we incorporated Amstel to our beer portfolio to strength the entry-premium segment. In addition, in Bolivia, we started the operations of our e-commerce platform La Barra, currently available in Chile, Argentina and Paraguay.

WINE OPERATING SEGMENT

In the Wine Operating segment, revenues were up 19.1%, explained by a 18.9% growth in average prices, while volumes were practically flat, growing 0.1%. The higher prices in CLP were mainly explained by a better mix in the Chile and Argentine domestic market, and the depreciation of the CLP versus the USD, positively impacting export revenues. In terms of volumes, the Chile domestic market grew mid-single digits while exports from Chile expanded low-single digits during the quarter, being compensated by a decrease in the Argentine domestic market, the latter mainly due to glass bottle supply disruption. Gross profit expanded 22.2% and Gross margin improved 100 bps. MSD&A expenses as a percentage of Net sales improved by 28 bps, thanks to efficiencies. In all, EBITDA reached CLP 11,298 million, a 33.3% rise, while EBITDA margin grew from 14.5% to 16.2%.

In the Chile domestic market, we launched the brand B-Liv, a new range of organic wines incorporating packaging decisions which generate the least impact possible. B-liv is an invitation to promote more conscious consumption, from purchase decision until final waste disposal. This brand is conceived under VSPT’s eco-packaging policy and life cycle analysis. Also, VSPT got the first place in the Most Innovative Companies ranking in Chile, in the wine category. This is the result of a long term and constant work in sustainability and innovation.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2021)
Fourth Quarter	2021	2020	Total Change %
	(CLP million)		21/20	21/19
Net sales	822,349	599,629	37.1	42.3
Cost of sales	(431,574)	(304,311)	41.8	56.1
% of Net sales	52.5	50.7	173 bps	465 bps
Gross profit	390,775	295,318	32.3	29.6
% of Net sales	47.5	49.3	(173) bps	(465) bps
MSD&A	(277,559)	(199,822)	38.9	29.4
% of Net sales	33.8	33.3	43 bps	(334) bps
Other operating income/(expenses)	1,782	3,860	(53.8)	(65.2)
EBIT	114,998	99,356	15.7	24.6
EBIT margin %	14.0	16.6	(259) bps	(198) bps
Net financial expenses	(7,890)	(7,095)	11.2	15.9
Equity and income of JVs and associated	3,588	(703)	(610.5)	(569.7)
Foreign currency exchange differences	(2,900)	(1,871)	54.9	(24.9)
Results as per adjustment units	1,180	422	179.9	164.2
Other gains/(losses)	1,589	(13,169)	112.1	506.2
Non-operating result	(4,433)	(22,416)	80.2	(65.9)
Income/(loss) before taxes	110,565	76,939	43.7	39.5
Income taxes	(30,268)	(15,436)	96.1	66.8
Net income for the period	80,297	61,504	30.6	31.3

Net income attributable to:
The equity holders of the parent	73,643	55,043	33.8	34.0
Non-controlling interest	(6,654)	(6,460)	3.0	7.7

EBITDA	155,402	126,535	22.8	29.8
EBITDA margin %	18.9	21.1	(220) bps	(182) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	199.3	149.0	33.8	34.0
Earnings per ADR (CLP)	398.6	297.9	33.8	34.0

Depreciation	40,404	27,179	48.7	47.0
Capital Expenditures	65,017	23,856	172.5	47.4

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2021)
YTD as of December	2021	2020	Total Change %
	(CLP million)		21/20	21/19
Net sales	2,484,712	1,857,594	33.8	36.3
Cost of sales	(1,291,560)	(984,036)	31.3	42.2
% of Net sales	52.0	53.0	(99) bps	214 bps
Gross profit	1,193,152	873,558	36.6	30.5
% of Net sales	48.0	47.0	99 bps	(214) bps
MSD&A	(882,177)	(704,790)	25.2	25.2
% of Net sales	35.5	37.9	(244) bps	(315) bps
Other operating income/(expenses)	9,906	17,823	(44.4)	(53.2)
EBIT	320,881	186,591	72.0	39.0
EBIT margin %	12.9	10.0	287 bps	25 bps
Net financial expenses	(21,397)	(25,263)	(15.3)	46.5
Equity and income of JVs and associated	226	(8,437)	(102.7)	(101.4)
Foreign currency exchange differences	(10,149)	2,552	(497.7)	12.1
Results as per adjustment units	2,529	(429)	689.3	130.6
Other gains/(losses)	9,590	(11,410)	(184.1)	203.8
Non-operating result	(19,200)	(42,988)	55.3	(57.5)
Income/(loss) before taxes	301,680	143,603	110.1	62.5
Income taxes	(82,630)	(35,408)	133.4	106.7
Net income for the period	219,051	108,195	102.5	50.4

Net income attributable to:
The equity holders of the parent	199,163	96,152	107.1	53.0
Non-controlling interest	(19,888)	(12,043)	65.1	28.3

EBITDA	444,998	296,405	50.1	32.5
EBITDA margin %	17.9	16.0	195 bps	(52) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	539.0	260.2	107.1	53.0
Earnings per ADR (CLP)	1,078.0	520.4	107.1	53.0

Depreciation	124,117	109,814	13.0	18.2
Capital Expenditures	171,854	122,787	40.0	22.3

PRESS RELEASE
Exhibit 3: Segment Information (Fourth Quarter 2021)
	1. Chile Operating segment				2. International Business Operating segment				3. Wine Operating segment
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19			21/20	21/19
Volumes	7,347	6,712	9.5	22.3	3,017	3,084	(2.2)	5.9	382	382	0.1	11.0
Net sales	489,665	418,555	17.0	40.1	272,146	128,012	112.6	52.4	69,589	58,429	19.1	24.5
Net sales (CLP/HL)	66,653	62,364	6.9	14.6	90,212	41,509	117.3	43.9	181,957	153,000	18.9	12.1
Cost of sales	(269,167)	(204,370)	31.7	70.2	(126,836)	(66,082)	91.9	39.0	(42,110)	(35,939)	17.2	34.6
% of Net sales	55.0	48.8	614 bps	971 bps	46.6	51.6	(502) bps	(448) bps	60.5	61.5	(100) bps	455 bps
Gross profit	220,499	214,185	2.9	15.3	145,310	61,930	134.6	66.3	27,479	22,490	22.2	11.6
% of Net sales	45.0	51.2	(614) bps	(971) bps	53.4	48.4	502 bps	448 bps	39.5	38.5	100 bps	(455) bps
MSD&A	(149,930)	(132,606)	13.1	22.9	(97,428)	(45,911)	112.2	37.4	(20,151)	(17,081)	18.0	44.1
% of Net sales	30.6	31.7	(106) bps	(429) bps	35.8	35.9	(6) bps	(391) bps	29.0	29.2	(28) bps	394 bps
Other operating income/(expenses)	488	678	(28.0)	(45.1)	873	3,105	(71.9)	(78.3)	336	135	149.4	213.5
EBIT	71,056	82,257	(13.6)	1.2	48,755	19,124	155.0	138.3	7,664	5,544	38.2	(28.6)
EBIT margin	14.5	19.7	(514) bps	(558) bps	17.9	14.9	298 bps	646 bps	11.0	9.5	152 bps	(820) bps
EBITDA	95,101	101,387	(6.2)	8.9	59,438	23,635	151.5	107.2	11,298	8,477	33.3	(15.5)
EBITDA margin	19.4	24.2	(480) bps	(557) bps	21.8	18.5	338 bps	578 bps	16.2	14.5	173 bps	(767) bps

	4. Other/eliminations				Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19
Volumes	(61)	(30)	105.9	152.6	10,685	10,148	5.3	16.4
Net sales	(9,052)	(5,367)	68.7	56.1	822,349	599,629	37.1	42.3
Net sales (CLP/HL)					76,966	59,090	30.3	22.2
Cost of sales	6,539	2,080	214.4	57.4	(431,574)	(304,311)	41.8	56.1
% of Net sales					52.5	50.7	173 bps	465 bps
Gross profit	(2,513)	(3,287)	(23.6)	52.7	390,775	295,318	32.3	29.6
% of Net sales					47.5	49.3	(173) bps	(465) bps
MSD&A	(10,049)	(4,224)	137.9	32.6	(277,559)	(199,822)	38.9	29.4
% of Net sales					33.8	33.3	43 bps	(334) bps
Other operating income/(expenses)	85	(57)	(248.3)	(27.2)	1,782	3,860	(53.8)	(65.2)
EBIT	(12,477)	(7,569)	64.8	37.0	114,998	99,356	15.7	24.6
EBIT margin					14.0	16.6	(259) bps	(198) bps
EBITDA	(10,435)	(6,965)	49.8	8.6	155,402	126,535	22.8	29.8
EBITDA margin					18.9	21.1	(220) bps	(182) bps

PRESS RELEASE
Exhibit 4: Segment Information (Twelve months ended on December 31, 2021)
	1. Chile Operating segment				2. International Business Operating segment				3. Wine Operating segment
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19			21/20	21/19
Volumes	23,897	20,484	16.7	20.7	9,424	8,784	7.3	5.9	1,583	1,538	2.9	13.4
Net sales	1,578,152	1,242,763	27.0	35.5	677,945	402,829	68.3	46.0	261,620	235,210	11.2	23.2
Net sales (CLP/HL)	66,039	60,671	8.8	12.3	71,936	45,859	56.9	37.8	165,302	152,950	8.1	8.6
Cost of sales	(810,803)	(626,099)	29.5	50.1	(341,082)	(229,669)	48.5	37.0	(159,494)	(139,513)	14.3	23.9
% of Net sales	51.4	50.4	100 bps	499 bps	50.3	57.0	(670) bps	(327) bps	61.0	59.3	165 bps	32 bps
Gross profit	767,349	616,664	24.4	22.9	336,863	173,160	94.5	56.2	102,126	95,698	6.7	22.2
% of Net sales	48.6	49.6	(100) bps	(499) bps	49.7	43.0	670 bps	327 bps	39.0	40.7	(165) bps	(32) bps
MSD&A	(506,892)	(443,637)	14.3	18.1	(288,303)	(189,421)	52.2	37.2	(69,052)	(64,791)	6.6	24.2
% of Net sales	32.1	35.7	(358) bps	(473) bps	42.5	47.0	(450) bps	(272) bps	26.4	27.5	(115) bps	21 bps
Other operating income/(expenses)	1,077	1,635	(34.1)	(79.5)	8,005	14,911	(46.3)	(43.6)	606	622	(2.6)	17.6
EBIT	261,534	174,662	49.7	30.5	56,564	(1,351)	> 500	(106.9)	33,679	31,529	6.8	18.3
EBIT margin	16.6	14.1	252 bps	(64) bps	8.3	(0.3)	868 bps	411 bps	12.9	13.4	(53) bps	(54) bps
EBITDA	334,617	244,768	36.7	25.5	90,854	24,201	275.4	94.4	45,691	43,105	6.0	19.3
EBITDA margin	21.2	19.7	151 bps	(171) bps	13.4	6.0	739 bps	334 bps	17.5	18.3	(86) bps	(58) bps

	4. Other/eliminations				Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2021	2020	YoY %		2021	2020	YoY %
			21/20	21/19			21/20	21/19
Volumes	(206)	(112)	83.4	222.2	34,698	30,693	13.0	15.5
Net sales	(33,004)	(23,208)	42.2	77.7	2,484,712	1,857,594	33.8	36.3
Net sales (CLP/HL)					71,609	60,522	18.3	18.0
Cost of sales	19,819	11,245	76.3	111.4	(1,291,560)	(984,036)	31.3	42.2
% of Net sales					52.0	53.0	(99) bps	214 bps
Gross profit	(13,185)	(11,963)	10.2	43.4	1,193,152	873,558	36.6	30.5
% of Net sales					48.0	47.0	99 bps	(214) bps
MSD&A	(17,930)	(6,942)	158.3	84.3	(882,177)	(704,790)	25.2	25.2
% of Net sales					35.5	37.9	(244) bps	(315) bps
Other operating income/(expenses)	218	656	(66.8)	(81.4)	9,906	17,823	(44.4)	(53.2)
EBIT	(30,897)	(18,249)	69.3	74.1	320,881	186,591	72.0	39.0
EBIT margin					12.9	10.0	287 bps	25 bps
EBITDA	(26,164)	(15,669)	67.0	64.2	444,998	296,405	50.1	32.5
EBITDA margin					17.9	16.0	195 bps	(52) bps

PRESS RELEASE
Exhibit 5: Balance Sheet
	December 31	December 31
	2021	2020
	(CLP million)
ASSETS
Cash and cash equivalents	265,568	396,389
Other current assets	825,804	563,617
Total current assets	1,091,372	960,006

PP&E (net)	1,222,261	1,082,516
Other non current assets	533,117	482,815
Total non current assets	1,755,378	1,565,330
Total assets	2,846,751	2,525,337

LIABILITIES
Short term financial debt	107,579	74,064
Other liabilities	673,537	447,460
Total current liabilities	781,115	521,524

Long term financial debt	487,279	440,077
Other liabilities	152,841	154,917
Total non current liabilities	640,120	594,994
Total Liabilities	1,421,235	1,116,518

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(87,256)	(187,924)
Retained earnings	832,181	921,805
Total equity attributable to equity holders of the parent	1,307,618	1,296,574
Non - controlling interest	117,897	112,244
Total equity	1,425,515	1,408,819
Total equity and liabilities	2,846,751	2,525,337

OTHER FINANCIAL INFORMATION

Total Financial Debt	594,858	514,141

Net Financial Debt	329,289	117,752

Liquidity ratio	1.40	1.84
Total Financial Debt / Capitalization	0.29	0.27
Net Financial Debt / EBITDA	0.74	0.40

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 23, 2022